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Securities and Exchange

JUN 04 2018

RECEIVED

18008377

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-068732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Sansone (212)582-4210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Clove Road	Little Falls	NJ	07424
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Schupak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI Securities LLC, as of February 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENROY M. ROBIN
Notary Public, State of New York
No. 01RO6296857
Qualified in Kings County
Commission Expires Feb. 10, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$ 70,631
TOTAL ASSETS	**$ 70,631**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 90
MEMBER'S EQUITY	70,541
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 70,631**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2017 the Company had aggregate indebtedness of $90 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2017, the Company had net capital, as defined, of $70,541, which was $65,541 in excess of its required minimum net capital of $5,000, and $64,541 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Securities LLC.

The accompanying notes are an integral part of this financial statement

SGI CAMBIUM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

On February 6, 2017 the Company name was changed from SGI Cambium Securites LLC to SGI Securities LLC. SGI Cambium LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized when evidence of an agreement exists, services have been rendered and collection is reasonably assured.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2017 the Company had aggregate indebtedness of $90 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2017, the Company had net capital, as defined, of $70,541, which was $65,541 in excess of its required minimum net capital of $5,000, and $64,541 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT
The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY
The Company has an Expense Sharing Agreement with its sole member whereby member agrees to fund overhead and operation expenses. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS
The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS
The Company has evaluated subsequent events for the period from December 31, 2017, the date of these financial statements through February 28, 2018, the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - MAJOR SOURCES OF REVENUE
The Company had one major sources that accounted for 100% of total revenues during 2017. Major sources of revenue are defined as those that generate more than 10% of the Company's total revenue. Major sources are not necessarily the same each year.

NOTE I - COMMITMENTS, CONTINGENCIES OR GUARANTEES
The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

NOTE J - RELATED PARTY TRANSACTIONS
The Company paid $25,000 to Andrew Schupak, the Company's registered person through his wholly-owned, sole member pass through entity, Esopus Capital Management LLC The payment represented compensation earned by Andrew Schupak related to his role in sourcing and executing a recapitalization assignment completed by the Company, for which the Company was paid $82,500 for its services.